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                                                                [CITIGROUP LOGO]

FOR IMMEDIATE RELEASE
CITIGROUP INC. (NYSE SYMBOL: C)
APRIL 20, 2000

      CITIGROUP SUCCESSFULLY COMPLETES TENDER OFFER FOR TRAVELERS PROPERTY
                      CASUALTY CORP. CLASS A COMMON STOCK

NEW YORK, NY -- Citigroup Inc. (NYSE: C) today announced the completion of its cash tender offer to purchase all the outstanding shares of Class A common stock of Travelers Property Casualty Corp. (NYSE: TAP) at a price of $41.95 per share.

Citigroup reported that a total of 52,053,023 shares of Travelers Class A common stock were tendered pursuant to the tender offer (including 8,648,291 shares subject to guarantees of delivery), which expired at 12:00 midnight, New York City time, on April 19, 2000, and that all such shares have been accepted for payment. After giving effect to the purchase of the shares tendered and together with 328,020,170 shares of Travelers Class B common stock which were converted by Citigroup into an equal number of shares of Class A common stock, Citigroup beneficially owns approximately 98.7 percent of the outstanding shares of Travelers Class A common stock. Tendering stockholders should receive the $41.95 per Share cash price promptly.

Citigroup also announced today that an indirect wholly owned subsidiary of Citigroup intends to promptly effect a merger pursuant to which Travelers will become a wholly owned subsidiary of Citigroup, and all remaining Travelers stockholders (other than Citigroup and its subsidiaries) will have the right to receive the same $41.95 per share in cash paid in the tender offer.



Citigroup (NYSE:C), the most global financial services company, provides some 100 million consumers, corporations, governments and institutions in 100 countries with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage and asset management. The 1998 merger of Citicorp and Travelers Group brought together such brand names as Citibank, Travelers, Salomon Smith Barney, Commercial Credit (now named CitiFinancial), and Primerica under Citigroup's trademark red umbrella. Additional information may be found at: www.citigroup.com.

Travelers Property Casualty is a leading provider of a broad range of insurance products and services for commercial markets, including workers' compensation, integrated disability, property, liability and specialty lines, and fidelity and surety bonds. The Company is also a leading provider of homeowners and auto insurance for consumers. For more information on Travelers Property Casualty and its products, please visit the Company's Web site at www.travelers.com.


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Contacts:
Media:  Leah C. Johnson                    Investors:  Sheri Ptashek
        212-559-9446                                   212-559-4658
        Keith Anderson
        860-954-6390